[redacted]

03013914

3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 4 2003

SEC FILE NUMBER
8-29681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SRM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 Century Park East, Suite 880
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Soll (310) 551-1624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11601 Wilshire Blvd., Suite 2300, Los Angeles, CA 90025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Soll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRM Securities, Inc., as of January 29, 2003, 20XXXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Soll

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRM SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2002 AND 2001
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

CALIFORNIA PROOF OF EXECUTION BY SUBSCRIBING WITNESS

State of California
County of Los Angeles } ss.

On Feb 27, 2003 (Date), before me, the undersigned Notary Public, personally appeared Jay Ryan Rold (Name of Subscribing Witness), X personally known to me – **OR** –

☐ proved to me on the oath/affirmation of ______________________ (Name of Credible Witness Who Identifies Subscribing Witness),

who is personally known to me, to be the person whose name is subscribed to the within instrument as a witness thereto, who, being by me duly sworn, deposed and said that he/she was present and saw Paul Soll (Name of Absent Principal Signer),

the same person described in and whose name is subscribed to the within and annexed instrument in his/her authorized capacity(ies) as a party thereto, execute the same, and that said affiant subscribed his/her name to the within instrument as a witness at the request of

Paul Soll
Name of Principal Signer (Again)

ELEANORE MITCHELL
Commission # 1281079
Notary Public - California
Los Angeles County
My Comm. Expires Oct 20, 2004

Place Notary Seal Above

WITNESS my hand ~~and~~ official seal.

Eleanore Mitchell
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document Financial Statements @ 12/31/02,
Title or Type of Document: SRM Securities, Inc
Document Date: Jan 29, 2003 Number of Pages: 21
Signer(s) Other Than Named Above: ______________________

Capacity Claimed by Absent Principal Signer

- ☐ Individual
- X Corporate Officer — Title(s): President
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________________

Absent Signer (Principal) Is Representing: ______________________

RIGHT THUMBPRINT OF SUBSCRIBING WITNESS
Top of thumb here

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11601 Wilshire Blvd., Suite 2300
Los Angeles, California 90025
310-268-2000 ph
310-268-2001 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
SRM Securities, Inc.:

We have audited the accompanying statements of financial condition of SRM Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Los Angeles, California
January 29, 2003

SRM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 26,981	$ 19,509
Due from broker	1,007,125	878,189
Commissions receivable	1,509	105,566
Trading securities	71,298	137,502
Note receivable - shareholder	-	9,600
Other assets	42,257	95,003
Property and equipment, net	3,406	6,158
	$ 1,152,576	$ 1,251,527
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Bank overdraft	$ 428,213	$ 554,108
Note payable to clearing broker/dealer	175,000	-
Accounts payable and accrued expenses	257,106	438,185
	860,319	992,293
COMMITMENTS (NOTE 9)		
STOCKHOLDERS' EQUITY		
Common stock - no par value		
Authorized - 20,000 shares		
Issued and outstanding - 3,000 shares	30,000	30,000
Retained earnings	262,257	229,234
	292,257	259,234
	$ 1,152,576	$ 1,251,527

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCOME		
Commissions	$ 980,381	$ 1,095,530
Trading gains and losses	98,711	185,587
Interest and dividends	32,380	47,731
Other income	36,812	54,774
	1,148,284	1,383,622
EXPENSES		
Commissions	217,026	273,911
Employee compensation	173,901	158,851
Officers' salaries	173,000	351,000
Insurance	126,527	116,519
Rent	110,833	152,686
News and quotations service	82,060	80,855
Interest expense	3,405	3,826
Profit sharing plan contribution	-	49,625
Other operating expenses	204,610	206,060
Loss on impairment of investment	9,600	-
Loss on sale of investment	-	35,400
	1,100,962	1,428,733
INCOME (LOSS) BEFORE TAXES	47,322	(45,111)
INCOME TAXES	14,299	2,023
Net income (loss)	$ 33,023	$ (47,134)

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2000	$ 30,000	$ 276,368	$ 306,368
Dividends	-	-	-
Net income (loss)	-	(47,134)	(47,134)
Balance, December 31, 2001	30,000	229,234	259,234
Dividends	-	-	-
Net income (loss)	-	33,023	33,023
Balance, December 31, 2002	$ 30,000	$ 262,257	$ 292,257

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 33,023	$ (47,134)
Adjustments to reconcile net income to net cash used in operating activities-		
Depreciation and amortization	2,752	4,391
Loss on impairment of investment	9,600	-
Loss on sale of investment	-	35,400
(Increase) Decrease in assets:		
Broker clearance account	(128,936)	154,278
Commissions receivable	104,057	(6,717)
Trading securities	66,204	(127,032)
Other assets	52,746	(46,402)
Increase (Decrease) in liabilities:		
Accounts payable and accrued expenses	(181,079)	(653,752)
Net cash used in operating activities	(41,633)	(686,968)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	(125,895)	554,108
Proceeds from note payable to clearing broker	175,000	-
Net cash provided by financing activities	49,105	554,108
NET CHANGE IN CASH AND CASH EQUIVALENTS	7,472	(132,860)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,509	152,369
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,981	$ 19,509
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ 3,826
Cash paid for taxes	$ 800	$ 11,143
NONCASH INVESTING AND FINANCING ACTIVITIES		
Sale and repurchase of investment from shareholder for note receivable	$ 9,600	$ 9,600

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

(1) ORGANIZATION AND NATURE OF OPERATIONS

SRM Securities, Inc. (the Company) is engaged in a single line of business as a securities broker dealer which comprises several classes of services, including principal transactions, agency transactions, and investment advisory. The Company was incorporated in California on April 29, 1983 as a C corporation. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Securities Transactions

Securities transactions, commission revenue and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as due from broker.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings. Unrealized losses of $13,226 and $1,016 were included in operations for the years ended December 31, 2002 and 2001, respectively.

b) Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of six months or less to be cash equivalents.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Due From Broker Account. The Company places its cash and cash equivalents and the Due From Broker Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000. Uninsured balances by the SIPC at December 31, 2002 and 2001 were approximately $507,125 and $378,189, respectively.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Off-Balance Sheet Risk

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

f) Investment in Limited Partnerships

Limited partnership interests are stated at cost of $25,000 for the years ended December 31, 2002 and 2001, respectively and included in other assets.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g) Property, Equipment and Depreciation

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed primarily using the straight-line and declining balance methods over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Office equipment	5 - 7 Years
Leasehold improvements	7 Years

Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived assets to the estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

h) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes payable of approximately $12,699 are included in accrued expenses for the year ended December 31, 2002. Income

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

taxes receivable of approximately $8,150 are included in other assets for the year ended December 31, 2001.

i) Reclassifications

Certain reclassifications have been made to balances in the December 31, 2001 financial statements in order to conform to the presentation used in 2002.

j) Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact of the Company's financial condition or results of operations.

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	**2001**
Office equipment	$ 248,579	$ 248,579
Leasehold improvements	29,837	29,837
	278,416	278,416
Less - Accumulated depreciation	(275,010)	(272,258)
	$ 3,406	$ 6,158

Depreciation expense charged to operations was $2,752 and $4,391 for the years ended December 31, 2002 and 2001, respectively.

(4) NOTE RECEIVABLE - SHAREHOLDER

Note receivable - shareholder consists of the following:

Note receivable – Paul Soll, unsecured, due upon demand, non-interest bearing.	$ -	$ 9,600
Less current portion	-	(9,600)
	$ -	$ -

During the year ended December 31, 2002 the Company repurchased shares of an investment previously sold to a shareholder for the related the note receivable (See Note 7).

(5) NOTE PAYABLE TO CLEARING BROKER/DEALER

In October 2002, the Company changed its clearing broker-dealer. As an incentive to change brokers, the new clearing broker-dealer extended the Company a loan of $175,000 that by its terms will be forgiven by the clearing broker-dealer over a two-year period.

The loan is payable in two equal annual installments of $87,500 plus accrued interest on September 30, 2003 and 2004. Interest is accrued at 8% per annum on the unpaid principal balance. In the event that the clearing agreement between the Company and the clearing broker-dealer has not been terminated by either party as of the date on which each installment is due, the clearing broker/dealer shall forgive each annual installment of principal and interest.

The loan is collateralized by security interests in all the assets of the Company.

(6) PROFIT SHARING PLAN

The Company has a qualified, discretionary profit sharing plan in effect for eligible employees. The plan covers full-time employees who have reached 21 years of age and have completed a minimum of 12 months of service. The plan provides for discretionary contributions determined annually by the Board of Directors. Profit sharing expense charged to operations was $0 and $49,625 for the years ended December 31, 2002 and 2001, respectively.

(7) RELATED PARTY TRANSACTIONS

The Company shares office space with and provides certain administrative functions to an affiliated company related by common ownership. Administrative expenses charged to this affiliated company were $0 and $25,000 for the years ended December 31, 2002 and 2001, respectively. These amounts are recorded as an offset to other operating expenses on the accompanying Statements of Income.

In January 2002, the Company repurchased an investment in stock previously sold to a shareholder of the Company in December 2001. The Company exchanged the note receivable of $9,600 for the shares acquired from the shareholder at their fair market value of $9,600. In November 2002, management determined that the investment was permanently impaired as the underlying company filed for bankruptcy. The Company recorded the impairment of $9,600 in 2002 (See Note 4).

In December 2001, the Company sold an investment in stock to a shareholder in exchange for a note receivable of $9,600 and recorded a $34,500 loss on the sale (See Note 4).

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $241,555 which was $141,555 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2002 was 3.6 to 1. At December 31, 2001, the Company had net capital of $127,848 which was $27,848 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2001 was 7.8 to 1.

(9) COMMITMENTS AND CONTINGENCIES

a) Operating Leases

The Company leases its office space under a non-cancelable operating lease expiring on December 31, 2003 and is committed to minimum future rental payments approximating $101,000 in 2003. The lease requires payment of certain additional expenses including repairs, maintenance, taxes and other operating expenses. Rent expense charged to operations was $110,833 and $152,686 for the years ended December 31, 2002 and 2001, respectively.

b) Buy/Sell Agreement

Under terms of the Shareholders' Agreement, each shareholder is entitled to the first right of refusal to purchase shares of the company upon the occurrence of disability, termination, death and certain other events related to other shareholders at an amount based on a mutually-agreed value or arbitration process.

c) *Clearing Broker-Dealer Agreement*

The Company is committed to continue using its current clearing broker-dealer until September 30, 2004 or it will be required to repay all or a portion of the loan advanced from the clearing-broker dealer made as part of the agreement (See Note 5).

(10) SUBSEQUENT EVENTS

The Company plans on paying a dividend of $15,000 to each of the 3 shareholders within the first six months of 2003.

SUPPLEMENTARY INFORMATION

SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 and 2001

SCHEDULE I

	2002	2001
NET CAPITAL		
Total stockholders' equity	$ 292,257	$ 259,234
Deduct stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	292,257	259,234
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other (deductions) or allowable credits - deferred income taxes payable	-	-
Total capital and allowable subordinated borrowings	292,257	259,234
Deductions and/or charges:		
Non-allowable assets		
Fixed assets (net)	3,406	6,158
Other assets	42,257	104,603
Aged fails-to-deliver	-	-
Aged short security differences	-	-
Secured demand note deficiency	-	-
Commodity futures contracts and spot commodities/proprietary capital charges	-	-
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	246,594	148,473
Haircuts on securities		
Contractual securities commitments	-	-
Securities collateralizing secured demand notes	-	-
Trading and investment securities	-	-
Bankers' acceptances, certificates of deposit and commercial paper	-	-
U.S. and Canadian government obligations	-	-
State and municipal government obligations	-	-
Corporate obligations	-	-
Stocks and warrants	-	-
Options	-	-
Other securities	10,695	20,625
Undue concentrations	-	-
NET CAPITAL	$ 235,899	$ 127,848

SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 and 2001

SCHEDULE I

	2002	2001
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Total accrued liabilities	$ 860,319	$ 992,293
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited	-	-
Other unrecorded amounts	-	-
TOTAL AGGREGATE INDEBTEDNESS	$ 860,319	$ 992,293
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 1500%	$ 135,899	$ 27,848
Excess net capital at 1000%	$ 149,867	$ 28,619
Ratio: aggregate indebtedness to net capital	3.7 to 1	7.8 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 237,120	$ 171,512
Net audit adjustments		
Sale and related loss on investment for note from shareholder	-	(35,600)
Other adjustments, net	(1,221)	(8,064)
NET CAPITAL PER ABOVE	$ 235,899	$ 127,848

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11601 Wilshire Blvd., Suite 2300
Los Angeles, California 90025
310-268-2000 ph
310-268-2001 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors of
SRM Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of SRM Securities, Inc. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Los Angeles, California
January 29, 2003

SRM SECURITIES, INC.
SCHEDULES NOT INCLUDED IN AUDIT PACKAGE
DECEMBER 31, 2002 and 2001

The following schedules are not applicable to SRM Securities, Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of General Creditors -

   SRM Securities, Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

3. Information Relating to Possession or Control Requirements under Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the possession or control requirements under Rule 15c3-3(K)(2)(ii).

4. A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation -

   SRM Securities, Inc. has no subsidiaries; therefore, no consolidation is necessary.

5. Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts -

   SRM Securities, Inc. has no commodity future accounts.